[GRAPHIC OMITTED]
DrinkerBiddleReath
               LLP

                                                       Michelle M. Lombardo
                                                       215-988-2867 Direct
                                                       215-988-2757 Fax
                                                       michelle.lombardo@dbr.com

            Law Offices

       One Logan Square
  18th & Cherry Streets
       Philadelphia, PA
             19103-6996

         (215) 988-2700
     (215) 988-2757 fax
  www.drinkerbiddle.com

             CALIFORNIA
               DELAWARE
               ILLINOIS
             NEW JERSEY
               NEW YORK
           PENNSYLVANIA
        WASHINGTON D.C.
              WISCONSIN

       ESTABLISHED 1849




VIA EDGAR



September 21, 2009



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Allegiant Funds - File Nos. 33-00488 and 811-04416



Ladies and Gentlemen:



         On behalf of Allegiant Funds (the "Registrant"), attached please find a Preliminary Information Statement for filing pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended and pursuant to Registrant's Manager of Managers Order IC 27596, dated December 11, 2006. The purpose of the Information Statement is to disclose the hiring of an additional sub-adviser for one of the Registrant's portfolios (the "International Equity Fund"). In addition, the Information Statement also discloses a new sub-advisory agreement with an existing sub-adviser for the International Equity Fund due to a change of management of the Registrant's investment adviser which may be considered an "assignment" under the Investment Company Act of 1940, as amended.

         Please direct any inquiries regarding this filing to the undersigned at 215-988-2867.


                                                   Very truly yours,


                                                   /s/Michelle Lombardo
                                                   --------------------
                                                      Michelle Lombardo

Enclosures


MML/ss